Proxy Voting and Class Actions

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Most Recently Revised:

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Background

In Proxy Voting by Investment Advisers, Investment Advisers Act Release No. 2106 (January 31, 2003), the SEC noted that, “The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for its clients. Under the Advisers Act, however, an adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies.”

Rule 206(4)-6 under the Advisers Act requires each registered investment adviser that exercises proxy voting authority with respect to client securities to:

•	Adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes client securities in the clients’ best interests. Such policies and procedures must address the manner in which the adviser will resolve material conflicts of interest that can arise during the proxy voting process;
•	Disclose to clients how they may obtain information from the adviser about how the adviser voted with respect to their securities; and
•	Describe to clients the adviser’s proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures.

Rule 206(4)-6 is supplemented by:

•	Investment Advisers Act Release No. 5325 (September 10, 2019) (“Release No. 5325”), which contains guidance regarding the proxy voting responsibilities of investment advisers under the Advisers Act. Among other subjects, Release No. 5325 addresses the oversight of proxy advisory firms by investment advisers; and
•	Investment Advisers Act Release No. 5547 (July 22, 2020), which contains supplementary guidance addressing: the risk of voting a proxy before an issuer files additional soliciting materials with the SEC; and associated client disclosures in this regard.

Additionally, paragraph (c)(2) of Rule 204-2 imposes additional recordkeeping requirements on investment advisers that execute proxy voting authority, as described in the Maintenance of Books and Records section of this Manual.

The Advisers Act lacks specific guidance regarding an adviser’s duty to direct clients’ participation in class actions. However, many investment advisers adopt policies and procedures regarding class actions.

Risks

In developing these policies and procedures, SB considered numerous risks associated with the proxy voting process. This analysis includes risks such as:

•	SB lacks written proxy voting policies and procedures;
•	Proxies are not identified and processed in a timely manner;
•	Proxies are not voted in Clients’ best interests;
•	Conflicts of interest between SB and a Client are not identified or resolved appropriately;
•	Third-party proxy voting services do not vote proxies according to SB’s instructions and in Clients’ best interests;
•	SB does not conduct sufficient oversight of any proxy advisory firms whose services it uses;
•	SB votes a proxy before the issuer files additional soliciting materials with the SEC;
•	Proxy voting records, Client requests for proxy voting information, and SB’s responses to such requests, are not properly maintained;
•	SB lacks policies and procedures regarding Clients’ participation in class actions; and
•	SB fails to maintain documentation associated with Clients’ participation in class actions.

SB has established the following guidelines as an attempt to mitigate these risks.

Policies and Procedures

General Proxy Voting Policy

The preferred and hybrid securities in which we generally invest do not normally carry proxy voting rights, and we do not anticipate acquiring other equity securities that have such rights. But if a proxy vote is solicited on a security held in client portfolios, Stonebridge will strive to cast its vote in the best economic interests of the client, following the Proxy Voting Guidelines detailed below. Stonebridge currently votes proxies for the sub-advised mutual funds using the Broadridge Corporate Issuer Solutions, Inc. website ProxyVote.com, which is available to us through UBS. The trader or credit analyst assigned the duty of monitoring the particular Firm is the person assigned to inform Operations of how the proxy will be voted. SB will vote “Abstain” on proxies received for in-kind securities slated for immediate resale.

Proxy Voting Guidelines.

We will normally vote proxies in accordance with the following guidelines unless we determine that it is in the best economic interests of our clients do otherwise:

•	We will consider the proposal’s expected impact on shareholder value and will not consider any benefit to us, our employees or affiliates.

•	We consider the reputation, experience and competence of a Firm’s management when we evaluate the merits of investing in a particular Firm, and we invest in companies in which we believe management goals and shareholder goals are aligned. Therefore, on most issues, we cast our votes in accordance with management’s recommendations. However, when we believe management’s position on a particular issue is not in the best interests our clients, we will vote contrary to management’s recommendation.

•	With respect to a Firm’s board of directors, we believe there should be a majority of independent directors on Firm boards, and that audit, compensation and nominating committees should consist solely of independent directors. Therefore, we will normally vote in favor of proposals that insure such independence.

•	With respect to auditors, we believe that the relationship between a public Firm and its auditors should be limited primarily to the audit engagement, and we will normally vote in favor of proposals to prohibit or limit fees paid to auditors for any services other than auditing or closely-related activities that do not raise any appearance of impaired independence.

•	With respect to equity-based compensation plans, we believe that appropriately designed plans approved by a Firm’s shareholders can be an effective way to align the interests of long-term shareholders and the interests of management, employees and directors. However, we will normally vote against plans that substantially dilute our ownership interest in the Firm or provide participants with excessive awards. We will also normally vote in favor of proposals to require the expensing of options.

•	With respect to shareholder rights, we believe that all shareholders of a Firm should have an equal voice and that barriers that limit the ability of shareholders to effect corporate change and to realize the full value of their investment are not desirable. Therefore, we will normally vote against proposals for supermajority voting rights, against the adoption of poison pill plans, and against proposals for different classes of stock with different voting rights.

•	With respect to “social responsibility” issues, we believe that matters related to a Firm’s day-to-day business operations are primarily the responsibility of management. We are focused on maximizing long-term shareholder value and will normally vote against shareholder proposals requesting that a Firm disclose or change certain business practices, unless we believe the proposal would have a substantial, positive economic impact on the Firm.

•	Sometimes a client will fund an account with in-kind securities. When this happens, we review the in-kind portfolio, retain those preferred and hybrid securities that fit Stonebridge’s strategies, and quickly sell the rest to produce cash which can then be invested in securities that do fit our strategies. It may occur that a proxy vote solicitation is received on a security that was received in-kind and slated for immediate sale without further analysis. It is our policy to vote “Abstain” on such securities as we have only transitory possession of them.

In other circumstances, we may also decide to refrain from voting a particular proxy. In these instances, we will document the reasons for our decision.

SB will retain the following information in connection with each proxy vote:

o	The Issuer’s name;
o	The security’s ticker symbol or CUSIP, as applicable;
o	The shareholder meeting date;
o	The number of shares that SB voted;
o	A brief identification of the matter voted on;
o	Whether the matter was proposed by the Issuer or a security-holder;
o	Whether SB cast a vote;
o	How SB cast its vote (for the proposal, against the proposal, or abstain); and
o	Whether SB cast its vote with or against management.

Any attempt to influence the proxy voting process by Issuers or others not identified in these policies and procedures should be promptly reported to the CCO. Similarly, any Client’s attempt to influence proxy voting with respect to other Clients’ securities should be promptly reported to the CCO.

Form N-PX

Rule 14Ad-1 requires institutional investment managers to file reports under Section 13(f) of the Exchange Act to report their “say-on-pay” votes on Form N-PX.

“Institutional investment manager” is defined as “any person, other than a natural person, investing in or buying and selling securities for its own account, and any person exercising investment discretion with respect to the account of any other person.”

Rule 14Ad-1 requires institutional investment managers to report “say-on-pay” votes on Form N-PX. “Say- on-pay” refers to shareholder voting relating to: (1) approval of the compensation of a company’s named executive officers; (2) the frequency of such votes; and (3) approval of “golden parachute” compensation in connection with a merger or acquisitions. The rule provides a two-part test for determining whether an institutional investment manager “exercised voting power” over a security and must therefore report a say- on-pay vote on Form N-PX:

•	The institutional investment manager has the power to vote, or direct the voting of, a security.
•	The institutional manager “exercises” this power to influence a voting decision for the security.

The Final Rule states that “voting power could exist or be exercised either directly or indirectly by way of a contract, arrangement, understanding, or relationship.” Further, the rule states that “multiple parties could both have and exercise voting power over the same securities even where the institutional investment manager is not the sole decision-maker.” An institutional investment manager would have no reporting obligation with respect to a voting decision that is entirely determined by its client or another party.

Class Actions

As a fiduciary, SB always seeks to act in Clients’ best interests with good faith, loyalty, and due care. SB participates in class actions when provided the authority. SB generally does not serve as the lead plaintiff in class actions because the costs of such participation typically exceed any extra benefits that accrue to lead plaintiffs.

Disclosures to Clients

SB includes a description of its policies and procedures regarding proxy voting and class actions in Part 2 of Form ADV, along with a statement that Clients can contact the CCO to obtain a copy of these policies and procedures and information about how SB voted with respect to the Client’s securities.

Any request for information about proxy voting or class actions should be promptly forwarded to the CCO, who will respond to any such requests.

As a matter of policy, SB does not disclose how it expects to vote on upcoming proxies. Additionally, SB does not disclose the way it voted proxies to unaffiliated third parties without a legitimate need to know such information.